FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: November 21, 2006

November 21, 2006

Consolidated Financial Results for the First Half of the Fiscal Year Ending

March 31, 2007

I. Consolidated Financial Results

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
Net sales	2,227.6	2,283.8	-2.5
Operating income	6.1	5.0	+22.5
Ordinary income (loss)	(13.5)	(19.3)	—
Net income (loss)	(7.4)	(1.5)	—

	Yen	Yen	Yen
Net income per share (loss):
Basic	(3.68)	(0.75)	-2.93
Diluted	(3.68)	(0.75)	-2.93

	As of September 30, 2006	As of September 30, 2005	Change
	In billions of yen	In billions of yen	%
Total assets	3,691.8	3,748.1	-1.5
Number of employees	156,545	155,617	—

(Notes)

1.	NEC has changed the accounting principles for preparing its consolidated financial statements from accounting principles generally accepted in the U.S., or U.S. GAAP, to accounting principles generally accepted in Japan, or Japan GAAP. Results for the first half of the fiscal year ended March 31, 2006 have been presented under Japan GAAP for comparison purposes.
2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of September 30, 2006	As of September 30, 2005
Consolidated subsidiaries	365	327
Affiliated companies accounted for by the equity method	68	68

II. Management Policy

1. Fundamental Management Policy

Information technology (“IT”) and network technology have become indispensable to our daily lives, enterprises, and national and local governments. In addition, various convergences are now occurring, such as the convergence of IT and network technologies. Due to such convergences and advancements in broadband (high speed, large capacity networks and related services) and mobile (accessibility via mobile information terminals) technology, a “ubiquitous networked society” is being realized, in which necessary information can be exchanged anytime, anywhere through various information and telecommunication devices. Furthermore, companies are beginning to construct next-generation networks (“NGNs”) to enable higher-speed, more convenient, and safer and more secure network environments, aiming to create new services integrating telecommunications with financial services or broadcasting. The combination and integration of IT and network technologies is key to realizing these kinds of networks and services.

In order to enable individuals to spend safe, happy and rich lives, and corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation for “improved customer satisfaction.”

In addition to its IT/Network Solutions and Mobile/Personal Solutions Businesses, the NEC Group also aims to provide solutions of true value for its customers and to contribute to the realization of a “ubiquitous networked society” through its Electron Devices Business, including semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders including its shareholders, customers, and employees.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, a flexible fiscal policy is essential for NEC in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC will pay an interim dividend of 4 yen per common share for the six months ended September 30, 2006, and expects to pay an annual dividend of 8 yen per common share (including the interim dividend) for the full year ending March 31, 2007.

Furthermore, NEC’s dividend system has not changed since the Company Law became effective. Dividends will be paid twice annually, with the record dates of March 31 and September 30, as in the past.

3. Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transaction will entail a substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and NEC’s financial condition.

4. Mid- to Long-Term Business Strategy

Positioning “IT/Network Solutions,” “Mobile/Personal Solutions” and “Electron Devices” as its core business domains, the NEC Group strives to enhance its corporate value by pursuing business and technology synergies between these domains while allowing them to develop their respective strategies in accordance with their individual business characteristics.

The NEC Group set forth its mid-term growth strategy in October 2003, and has been implementing the strategy since that time. By leveraging the advanced, world-leading broadband and mobile infrastructure available in the Japanese market into overseas markets, the NEC Group aims to create and acquire new growth opportunities in the upcoming, full-scale ubiquitous networked society.

Outline of Mid-Term Growth Strategy in IT/Network Solutions and Mobile/Personal Solutions Domain

1. Securing Stable Profits and Consistent Growth Focused on the Japanese Market

(1) Securing a stable profit foundation based on system integration

(2) Expanding the network solutions business through integration with IT business

(3) Revitalizing the product business

2. Capturing New Growth Opportunities

(1) Expanding global business

(2) Strengthening measures to prepare for an upcoming, full-scale “ubiquitous networked society” in Japan

3. Combining NEC Group Core Competencies to Support Growth

Recently, the NEC Group has been confronted with certain issues that need to be addressed, such as the rapidly changing business environment starting with accelerating competition in the mobile handset market, increasing capital requirements, and complexity relating to new technology development. On the other hand, the NEC Group is presented with new business opportunities arising from the shift to NGNs and increasing demands for software/services in various areas.

The NEC Group is enhancing its capabilities to respond to these market conditions, striving to focus on rapidly growing areas in IT/Network Solutions markets, and endeavoring to achieve performance recovery of its mobile handset and semiconductor businesses. Furthermore, the NEC Group is pursuing global expansion with a focus on IT/Network Solutions businesses and aims to accomplish mid-term growth.

5. Challenges to Be Addressed by NEC Group

In Japan, broadband and mobile infrastructures are expanding significantly. Drastic changes in consumer behavior have led to rapid growth and expansion of the e-commerce market for individual consumers, in particular the “mobile commerce market” that utilizes mobile handsets. In addition, with the expansion of these markets, new services have emerged that integrate telecommunications with financial services or broadcasting, such as the addition of e-money and credit card functions to mobile handsets and the start of what is referred to as “one segment broadcasting.”

We are approaching the realization of a true “ubiquitous networked society” in which communication via phone or e-mail is possible anytime, anywhere, enabling the use of a variety of services and the exchange of information, and accelerated development in this field is anticipated. At the same time, companies are increasingly taking measures to strengthen the systems that act as their service platforms in order to respond promptly and precisely to diversifying market needs. One of these initiatives entails the construction of NGNs based on internet protocol technology and platforms that provide integrated services linked with NGNs by domestic telecommunications and service carriers.

Taking advantage of the changes in this business environment, the NEC Group will strive to achieve growth by offering total solutions, leveraging its world-class technological excellence in the fields of IT/Network Solutions, Mobile/Personal Solutions and Electron Devices.

As part of its strategy, the NEC Group will provide IT/Network Solutions that incorporate leading technology including electron devices and IT/network platform technology. The NEC Group will take an active role in creating new businesses and markets by (1) aiding its customers to utilize information communication technology strategically, and enhancing the reliability and stability of information systems that are already fundamental to society, and (2) providing platforms that enable flexible and timely response to diversifying service content.

In addition, the NEC Group will strive to create products and solutions that are competitive by strengthening its value chain (the process flow from product planning, development, and design to manufacturing and maintenance), thereby promoting the accumulation of technology within the NEC Group and enhancement of its development structure for key components.

Furthermore, to strengthen measures for growth, the NEC Group will increase its global expansion focusing on its IT/Network Solutions business. It will also strive for an early recovery of the mobile handset business by promoting structural reform of its overseas business and efficiency in development activities, and of the semiconductor business by strengthening its sales efforts and strategic alliances.

By continuously pursuing its business strategies, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability.

Finally, NEC will manage its internal control system more strictly within NEC Corporation and NEC Group companies, enforce additional cross check functions, and strengthen the level of cooperation with the statutory auditors and internal auditing divisions of NEC Group companies for more effective internal audits. NEC is committed to emphasizing legal compliance by the executives and employees of NEC Corporation and NEC Group companies through compliance seminars and educational training.

III. Business & Financial Review

1. Change in Accounting Principles for Preparing Consolidated Financial Statements

Historically, NEC has prepared consolidated financial statements required under the Securities and Exchange Law of Japan and the Company Law of Japan in accordance with U.S. GAAP. Effective for the first half of the fiscal year ending March 31, 2007 (the six months ended September 30, 2006) and thereafter, NEC has changed the accounting principles for preparing its statements to Japan GAAP.

As a result, NEC plans to prepare its consolidated financial statements to be filed or disclosed for future financial periods in accordance with Japan GAAP, as required under Japanese laws.

2. Business Results

<1> Overview of the first half of the fiscal year ending March 31, 2007, and outlook for the full fiscal year ending March 31, 2007

During the first half of the fiscal year ending March 31, 2007, despite a slowdown in consumer spending in the U.S., the global economy continued to witness expanded growth with stable growth in Asia and Europe and sustained continuous high growth in China. There was sustained growth in the Japanese economy also, despite a slowdown in exports. This was principally due to steady domestic consumption mainly from an increase in capital expenditures in the corporate sector, amid an improvement in business results, and moderate recovery in growth of personal consumption in the household sector owing to an improvement in income and employment environments.

In the midst of this business environment, the consolidated net sales for the first half of the fiscal year ending March 31, 2007 amounted to 2,227.6 billion yen, a decrease of 56.2 billion yen (2.5%) as compared with the corresponding period of the previous fiscal year. Despite steady sales growth in mobile communication systems to telecom carriers in the IT/Network Solutions business and an increase in sales in the Electron Devices business, mainly in semiconductors, this decrease was mainly due to a decrease in mobile phones and personal computer (“PC”) sales in the Mobile/Personal Solutions business.

Operating income amounted to 6.1 billion yen, an increase of 1.1 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to an improvement in profitability and an increase in sales of mobile communication systems and semiconductors, despite a decrease in sales of mobile handsets, accrual of estimated warranty costs in the first half of the fiscal year ending March 31, 2007, for products already sold, and an increase in research and development costs.

Ordinary loss was 13.5 billion yen; however, this was an improvement of 5.8 billion yen as compared with the corresponding period of the previous fiscal year. This was due to an improvement in operating income, in addition to an improvement in non-operating income and expenses owing to an increase in interest received.

Despite an improvement in ordinary loss, income before income taxes for the first half of the fiscal year ending March 31, 2007, was 4.9 billion yen, a decrease of 3.2 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a decrease of 9.1 billion yen in extraordinary income (loss), owing mainly to a decrease in gain on sale of investment securities and expense recorded in accordance with the reorganization of a factory in the Electron Devices business, despite a decrease in appraisal loss of investment securities and gain on change of equity of affiliates as accounted for by the equity method from the allocation of new shares to a third party in a subsidiary.

Net loss for the first half of the fiscal year ending March 31, 2007 was 7.4 billion yen. This was due to the recording of valuation allowance related to the deferred tax assets of some subsidiaries to the extent that there is uncertainty regarding their realization.

With respect to the full fiscal year ending March 31, 2007, NEC expects an increase in sales of fixed-line communication systems and mobile communications systems compared to the previous fiscal year, as well as continuing growth in the market environment of the area of system integration (hereafter “the area of IT Services/System Integration”). In addition, although recovery is expected in the Electron Devices business, the slowdown in demand in the mobile phone market is expected to continue, and NEC completed sale of its European consumer PC business in October 2006. As a result of these factors, NEC is aiming to achieve consolidated net sales of 4,680.0 billion yen for the fiscal year ending March 31, 2007, a decrease of 5.1% as compared with the previous fiscal year.

NEC is also targeting consolidated operating income of 100.0 billion yen, an increase of 27.2 billion yen as compared with the previous fiscal year, particularly due to the expected recovery in the Electron Devices business and the further promotion of cost reduction that NEC is currently pursuing.

Due to these factors, NEC is targeting consolidated ordinary income of 40.0 billion yen, an increase of 22.7 billion yen as compared with the previous fiscal year, and consolidated net income of 18.0 billion yen, an increase of 23.1 billion yen as compared with the previous fiscal year.

Consolidated	Target for fiscal year ending March 31, 2007	Comparison with fiscal year ended March 31, 2006
	In billions of yen
Net sales	4,680.0	-5.1%
Operating income	100.0	+27.2 billion yen
Ordinary income	40.0	+22.7 billion yen
Net income	18.0	+23.1 billion yen

Non-consolidated	Target for fiscal year ending March 31, 2007	Comparison with fiscal year ended March 31, 2006
	In billions of yen
Net sales	2,250.0	-5.1%
Ordinary income	40.0	+12.4 billion yen
Net income	40.0	-1.9 billion yen

<2> Results by business segment (including inter-segment transactions and profit/loss figures)

Sales and segment profits of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT/Network Solutions Business

Sales:	1,270.4 billion yen	(+2.4%)

Segment profit:	57.8 billion yen	(+9.0 billion yen)

Results by business segment (including inter-segment transactions and profit/loss figures)

Subsegment	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	345.7	346.8	-0.3
IT Platforms	312.1	311.1	+0.3
Network Systems	489.0	467.4	+4.6
Social Infrastructure	123.6	115.8	+6.7

Total	1,270.4	1,241.1	+2.4

Sales of the IT/Network Solutions business for the six months ended September 30, 2006 amounted to 1,270.4 billion yen, an increase of 2.4% as compared with the corresponding period of the previous fiscal year. This was due to steady sales in the area of Network Systems and Social Infrastructure.

In the areas of IT Services/System Integration and IT Platforms, sales amounted to 345.7 billion yen and 312.1 billion yen respectively, amounts in line with those of the corresponding period of the previous fiscal year. In the area of Network Systems, sales amounted to 489.0 billion yen, an increase of 4.6% as compared with the corresponding period of the previous fiscal year. This was due to an increase in sales to communication service providers such as Japanese mobile infrastructure and overseas wireless systems. In the area of Social Infrastructure, sales rose by 6.7% as compared with the corresponding period of the previous fiscal year, amounting to 123.6 billion yen, owing to increased sales, such as in digital broadcasting systems in the Japanese market.

Segment profit amounted to 57.8 billion yen, an increase of 9.0 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to an increase in sales in the area of Network Systems.

Mobile/Personal Solutions Business

Sales:	499.2 billion yen	(-13.9%)

Segment loss:	41.0 billion yen	(A worsening of 24.1 billion yen)

Results by business segment (including inter-segment transactions and profit/loss figures)

Subsegment	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	163.3	219.0	-25.4
Personal Solutions	335.9	361.0	-7.0

Total	499.2	580.0	-13.9

Sales for the Mobile/Personal Solutions business for the six months ended September 30, 2006 amounted to 499.2 billion yen, a decrease of 13.9% as compared with the corresponding period of the previous fiscal year.

In the area of Mobile Terminals, sales amounted to 163.3 billion yen, a decrease of 25.4% as compared with the corresponding period of the previous fiscal year. This was due to a decrease in the number of shipments in Japan, and in the 2.5G mobile handset business overseas, the introduction of new handsets was stopped in Europe and business was streamlined in China. In the area of Personal Solutions, sales amounted to 335.9 billion yen, a decrease of 7.0% as compared with the corresponding period of the previous fiscal year. This was due to stagnant growth in the consumer PC market in Japan.

Segment loss amounted to 41.0 billion yen, a worsening of 24.1 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in sales of mobile handsets in Japan and expense recorded in accordance with the reorganization of the Mobile Terminals business overseas.

Electron Devices Business

Sales:	427.0 billion yen	(+7.2%)

Segment loss:	2.5 billion yen	(An improvement of 9.1 billion yen)

Results by business segment (including inter-segment transactions and profit/loss figures)

Subsegment	Six months ended September 30, 2006	Six months ended September 30, 2005	Change
	In billions of yen	In billions of yen	%
Semiconductors	343.0	312.9	+9.6
Electronic Components & Others	84.0	85.5	-1.8

Total	427.0	398.4	+7.2

Sales of the Electron Devices business for the six months ended September 30, 2006 amounted to 427.0 billion yen, an increase of 7.2% as compared with the corresponding period of the previous fiscal year.

In the area of Semiconductors, sales were 343.0 billion yen, an increase of 9.6% as compared with the corresponding period of the previous fiscal year. This was mainly due to an increase in sales in all product areas, including driver integrated circuits for liquid crystal display, and microcontrollers that are used in a diverse range of products, following expansion of the semiconductor market. In the area of Electronic Components and Others, sales amounted to 84.0 billion yen, an amount in line with that of the corresponding period of the previous fiscal year.

Segment loss amounted to 2.5 billion yen, an improvement of 9.1 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to an increase in sales of semiconductors.

(Note)

The results for the area of semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference due to the change to Japan GAAP is included in the area of Electronic Components and Others.

3. Financial Condition

Net cash provided by operating activities for the six months ended September 30, 2006 was 102.6 billion yen, an improvement of 60.9 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in the payment of notes and accounts payable as compared with the corresponding period of the previous fiscal year.

Net cash used in investing activities was 65.0 billion yen, a worsening of 29.4 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to proceeds from the sale of stock of Elpida Memory, Inc. in the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash inflows of 37.6 billion yen, an improvement of 31.5 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash used in financing activities was 56.0 billion yen, due mainly to the redemption of bonds and the payment of loans. As a result, cash and cash equivalents amounted to 439.8 billion yen, a decrease of 16.1 billion yen as compared with the end of the previous fiscal year.

The balance of interest-bearing debt amounted to 877.2 billion yen, a reduction of 158.0 billion yen as compared with the end of the first half of the previous fiscal year. Debt-equity ratio was 0.85 (an improvement of 0.17 points as compared with the end of the first half of the previous fiscal year).

In addition, the balance of interest-bearing debt (net), obtained by deleting the balance of cash and cash equivalents from the balance of interest-bearing debt, amounted to 437.4 billion yen, a decrease of 177.2 billion yen as compared with the end of the first half of the previous fiscal year. Net debt-equity ratio was 0.42 (an improvement of 0.18 points as compared with the end of the first half of the previous fiscal year).

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2006		(% of net sales)	2005		(% of net sales)	Increase (Decrease)		2006	Fiscal 2006		(% of net sales)
Net sales	JPY	2,227,627	(100.0)	JPY	2,283,779	(100.0)	JPY	(56,152)	$18,878	JPY	4,929,834	(100.0)
Cost of sales		1,552,905	(69.7)		1,633,629	(71.5)		(80,724)	13,160		3,523,549	(71.5)
Gross profit on sales		674,722	(30.3)		650,150	(28.5)		24,572	5,718		1,406,285	(28.5)

Selling, general and administrative expenses		668,597	(30.0)		645,148	(28.3)		23,449	5,666		1,333,450	(27.0)
Operating income		6,125	(0.3)		5,002	(0.2)		1,123	52		72,835	(1.5)

Non-operating income		14,921	(0.7)		12,392	(0.6)		2,529	126		36,284	(0.7)
Interest income		4,384			2,964			1,420	37		6,664
Dividend income		1,912			2,369			(457)	16		4,079
Equity in earnings of affiliated companies		555			482			73	5		6,195
Forein exchange income		—			—			—	—		1,042
Other		8,070			6,577			1,493	68		18,304
Non-operating expenses		34,568	(1.6)		36,740	(1.6)		(2,172)	293		91,820	(1.8)
Interest expense		7,441			8,497			(1,056)	63		16,810
Forein exchange loss		2,415			120			2,295	20		—
Other		24,712			28,123			(3,411)	210		75,010

Ordinary income(loss)		(13,522)	(-0.6)		(19,346)	(-0.8)		5,824	(115)		17,299	(0.4)

Extraordinary income		29,076	(1.3)		33,825	(1.5)		(4,749)	246		57,108	(1.2)
Gain on sale of investment in securities		10,970			30,146			(19,176)	93		48,749
Gain on charge of equity		9,660			623			9,037	82		2,909
Gain on transfer of marketable securities to the pension		6,534			—			6,534	55		—
Reversal of provision for recycling expenses of personal computers		1,805			687			1,118	15		860
Gain on sale of fixed assets		107			2,369			(2,262)	1		4,590
Extraordinary loss		10,695	(0.5)		6,382	(0.3)		4,313	90		22,023	(0.5)
Restructuring charges		6,889			—			6,889	58		1,681
Loss due to devaluation of investment in securities		1,545			5,631			(4,086)	13		10,540
Impairment loss on fixed assets		1,283			482			801	11		661
Pension and severance costs		978			269			709	8		560
Product warranties cost		—			—			0	—		8,581

Income before income taxes		4,859	(0.2)		8,097	(0.4)		(3,238)	41		52,384	(1.1)

Provision for income taxes		12,720	(0.6)		8,023	(0.4)		4,697	108		68,585	(1.4)
Minority interest in income of consolidated subsidiaries		(434)	(-0.1)		1,541	(0.1)		(1,975)	(4)		(11,102)	(-0.2)

Net loss	JPY	(7,427)	(-0.3)	JPY	(1,467)	(-0.1)	JPY	(5,960)	$(63)	JPY	(5,099)	(-0.1)

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 118 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In millions of yen, millions of U.S.dollars)

	September 30, 2006		September 30, 2005		Increase (Decrease)		March 31, 2006		Increase (Decrease)		September 30, 2006
Current assets	JPY	2,002,971	JPY	1,985,200	JPY	17,771	JPY	2,111,344	JPY	(108,373)	$16,975

Cash and deposit		347,815		389,452		(41,637)		407,865		(60,050)	2,948
Notes and accounts receivable, trade		731,022		696,702		34,320		864,982		(133,960)	6,195
Current marketable securities		93,037		31,509		61,528		49,027		44,010	788
Inventories		546,109		564,672		(18,563)		493,124		52,985	4,628
Deferred tax assets		112,073		117,585		(5,512)		106,636		5,437	950
Other current assets		183,341		195,340		(11,999)		199,327		(15,986)	1,554
Allowance for doubtful notes and accounts		(10,426)		(10,060)		(366)		(9,617)		(809)	(88)

Long-term assets		1,688,838		1,762,911		(74,073)		1,705,144		(16,306)	14,312

Property, plant and equipment		682,422		703,870		(21,448)		678,221		4,201	5,783

Buildings		241,504		251,348		(9,844)		244,534		(3,030)	2,047
Machinery and equipment		216,595		214,541		2,054		197,839		18,756	1,836
Tools and other equipment		102,057		110,819		(8,762)		105,813		(3,756)	865
Other Property		122,266		127,162		(4,896)		130,035		(7,769)	1,035
Intangible assets		238,769		250,339		(11,570)		236,554		2,215	2,023

Goodwill		94,521		76,129		18,392		79,606		14,915	801
Other intangible assets		144,248		174,210		(29,962)		156,948		(12,700)	1,222
Investments and other assets		767,647		808,702		(41,055)		790,369		(22,722)	6,506

Investment securities		254,150		237,332		16,818		266,925		(12,775)	2,154
Deferred tax assets		220,574		252,526		(31,952)		216,696		3,878	1,869
Other		318,577		348,291		(29,714)		337,659		(19,082)	2,700
Allowance for doubtful notes and accounts		(25,654)		(29,447)		3,793		(30,911)		5,257	(217)

Total assets	JPY	3,691,809	JPY	3,748,111	JPY	(56,302)	JPY	3,816,488	JPY	(124,679)	$31,287

Current liabilities	JPY	1,620,898	JPY	1,526,352	JPY	94,546	JPY	1,683,680	JPY	(62,782)	$13,736

Notes and accounts payable, trade		761,633		722,870		38,763		834,886		(73,253)	6,455
Short-term borrowings		118,155		163,027		(44,872)		136,756		(18,601)	1,001
Accounts payable, other and accrued expenses		273,019		265,701		7,318		285,793		(12,774)	2,314
Current product warranty liabilities		20,444		3,744		16,700		11,229		9,215	173
Other current liabilities		447,647		371,010		76,637		415,016		32,631	3,793

Long-term liabilities		829,117		974,739		(145,622)		884,817		(55,700)	7,027

Long-term borrowings		473,504		612,524		(139,020)		519,791		(46,287)	4,013
Bonds payable		62,576		94,087		(31,511)		76,268		(13,692)	828
Accrued pension and severance costs		204,466		191,948		12,518		197,434		7,032	(1,479)
Provision for loss on repurchase of computers		17,689		23,265		(5,576)		19,532		(1,843)	(6,854)
Long-term product warranty liabilities		723		620		103		840		(117)	(220)
Provision for recycling expenses of personal computers		5,044		5,089		(45)		6,137		(1,093)	6,199
Long-term deferred tax liabilities		11,422		239		11,183		9,661		1,761	5,492
Other		53,693		46,967		6,726		55,154		(1,461)	(952)

Total liabilities	JPY	2,450,015	JPY	2,501,091	JPY	(51,076)	JPY	2,568,497	JPY	(118,482)	$20,763

Shareholders’ equity		965,240		964,150		1,090		950,819		14,421	8,180

Common stock		337,822		337,821		1		337,821		1	2,863
Additional paid-in capital		464,924		441,268		23,656		441,155		23,769	3,940
Retained earnings		165,454		187,790		(22,336)		174,712		(9,258)	1,402
Treasury stock		(2,960)		(2,729)		(231)		(2,869)		(91)	(25)

Valuation and translation adjustments		69,803		53,435		16,368		80,184		(10,381)	591

Unrealized gains (losses) on marketable securities		66,850		59,013		7,837		78,517		(11,667)	567
Unrealized gains (losses) on hedging		9		—		9		—		9	0
Foreign currency translation adjustments		2,944		(5,578)		8,522		1,667		1,277	24

Share subscription rights		66		0		66		0		66	1

Minority interests		206,685		229,435		(22,750)		216,988		(10,303)	1,752

Total net assets	JPY	1,241,794	JPY	1,247,020	JPY	(5,226)	JPY	1,247,991	JPY	(6,197)	$10,524

Total liabilities and net assets	JPY	3,691,809	JPY	3,748,111	JPY	(56,302)	JPY	3,816,488	JPY	(124,679)	$31,287

Interest-bearing debt	JPY	877,202	JPY	1,035,203	JPY	(158,001)	JPY	935,103	JPY	(57,901)	$5,014
Net interest-bearing debt (*1)		437,410		614,564		(177,154)		479,171		(41,761)	2,066
Owner’s equity (*2)		1,035,043		1,017,585		17,458		1,031,003		4,040	8,772

Owner’s equity ratio (%) (*3)		28.0		27.1		0.9		27.0		1.0
Shareholders’ equity ratio (%) (*3)		26.1		25.7		0.4		24.9		1.2

Debt-equity ratio (times) (*4)		0.85		1.02		(0.17)		0.91		(0.06)
Net debt-equity ratio (times) (*4)		0.42		0.60		(0.18)		0.46		(0.04)

(Notes)

*1	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*2	Owner’s equity is total net assets less share subscription rights, minority interests.
*3	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)

(In millions of yen)

	Shareholders’ equity
	Common stock	Additional paid-in capital		Retained earnings		Treasury stock		Total
Balance as of March 31,2006 (Unaudited)	337,821		441,155		174,712	Δ	2,869		950,819
Changes in Six months ended September 30
Increase by stock-for-stock exchange			24,382						24,382
Conversion of convertible debt and other	1		1						2
Bonus to directors				Δ	200			Δ	200
Dividends				Δ	5,979			Δ	5,979
Net income				Δ	7,427			Δ	7,427
Disposal and purchase of treasury stock, net		Δ	67			Δ	91	Δ	158
Changes in the scope of equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in item other than those in shareholder’s equity									—

Total changes in Six months ended September 30	1		23,769	Δ	9,258	Δ	91		14,421

Balance as of September 30,2006 (Unaudited)	337,822		464,924		165,454	Δ	2,960		965,240

	Valuation and translation adjustments				Share subscription rights	Minority interests		Total net assets
	Unrealized gains (losses) on marketable securities		Unrealized gains (losses) on hedging	Foreign currency translation adjustments
Balance as of March 31,2006 (Unaudited)		78,517	—	1,667	—		216,988		1,247,991
Changes in Six months ended September 30
Increase by stock-for-stock exchange									24,382
Conversion of convertible debt and other									2
Bonus to directors								Δ	200
Dividends								Δ	5,979
Net income								Δ	7,427
Disposal and purchase of treasury stock, net								Δ	158
Changes in the scope of equity method									4,348
Others								Δ	547
Net changes in item other than those in shareholder’s equity	Δ	11,667	9	1,277	66	Δ	10,303	Δ	20,618

Total changes in Six months ended September 30	Δ	11,667	9	1,277	66	Δ	10,303	Δ	6,197

Balance as of September 30,2006 (Unaudited)		66,850	9	2,944	66		206,685		1,241,794

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Six months ended September 30	2006		2005		Increase (Decrease)		2006	Fiscal 2006
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY	4,859	JPY	8,097	JPY	(3,238)	$41	JPY	52,384
Adjustments to reconcile income before income taxes and minority interests to net cash provided by (used in) operating activities:
Depreciation and amortization		93,946		97,757		(3,811)	796		200,535
Goodwill amortization		4,164		2,874		1,290	35		6,021
Increase in allowance for doughtful accounts, product warranty liabilities, and provision for loss on repurchase of computers		2,496		7,453		(4,957)	21		11,370
Interest and dividend income		(6,296)		(5,333)		(963)	(53)		(10,743)
Interest expense		7,441		8,497		(1,056)	63		16,810
Equity in earnings of affiliated companies		(555)		(482)		(73)	(5)		(6,195)
Gain due to stock issuances by subsidiaries		(9,660)		(623)		(9,037)	(82)		(2,909)
Gain on sale of fixed assets		(107)		(2,369)		2,262	(1)		(4,590)
Loss due to devaluation		1,283		482		801	11		661
Gain on sale of investment in securities		(10,970)		(30,146)		19,176	(93)		(48,749)
Loss due to devaluation of investment in securities		1,545		5,631		(4,086)	13		10,540
Settlement and compensation for damages		863		5,427		(4,564)	7		19,126
Decrease (increase) in notes and accounts receivable		181,079		66,617		114,462	1,535		(92,981)
Decrease (increase) in inventories		(49,266)		(38,850)		(10,416)	(418)		34,168
Increase (decrease) in notes and accounts payable		(76,993)		(84,418)		7,425	(652)		22,074
Other, net		(15,891)		25,615		(41,506)	(135)		73,124
Sub-total		127,938		66,229		61,709	1,084		280,646
Interest and dividends received		6,283		5,344		939	53		10,760
Interest paid		(7,336)		(8,645)		1,309	(62)		(17,297)
Payment of settlement and compensation for damages		(8,478)		(2,206)		(6,272)	(72)		(7,828)
Income taxes paid		(15,783)		(18,983)		3,200	(134)		(38,042)

Net cash provided by operating activities		102,624		41,739		60,885	870		228,239

II. Cash flows from investing activities:
Acquisitions of property, plant and equipment		(92,502)		(85,871)		(6,631)	(784)		(159,432)
Proceeds from sales of property, plant and equipment		43,401		33,027		10,374	368		69,442
Payment for purchases of investments in securities		(3,806)		(4,498)		692	(32)		(12,584)
Proceeds from sales of investments in securities		17,478		14,462		3,016	148		36,271
Payment for purchase of subsidiaries’ shares, resulting in change of consolidation scope		(1,630)		(2,093)		463	(14)		(3,608)
Proceeds from sales of subsidiaries’ shares, resulting in change of consolidation scope		39		10,588		(10,549)	0		14,604
Payment of loans receivable		(10,576)		(4,566)		(6,010)	(90)		(16,338)
Collection of loans receivable		12,162		3,152		9,010	103		18,769
Other, net		(29,610)		119		(29,729)	(251)		(31,811)

Net cash used in investing activities		(65,044)		(35,680)		(29,364)	(551)		(84,687)

Free cash flows (I + II)		37,580		6,059		31,521	318		143,552

III. Cash flows from financing activities:
decrease in short-term borrowings, net		(19,716)		(22,052)		2,336	(167)		(81,326)
Proceeds from long-term loans		4,856		15,073		(10,217)	41		24,643
Repayment of long-term loans		(19,106)		(22,548)		3,442	(162)		(55,130)
Proceeds from issuance of bonds		—		—		—	—		7,500
Payment for redemption of bonds		(29,216)		(55,335)		26,119	(248)		(85,570)
Proceeds from stock issuances		14,378		—		14,378	122		4,056
Dividends paid		(5,961)		(5,771)		(190)	(51)		(11,729)
Other, net		(1,207)		(1,755)		548	(10)		(2,643)

Net cash used in financing activities		(55,972)		(92,388)		36,416	(474)		(200,199)

Effect of exchange rate changes on cash and cash equivalents		2,252		4,339		(2,087)	19		9,950

Net decrease in cash and cash equivalents		(16,140)		(81,990)		65,850	(137)		(46,697)

Cash and cash equivalents at beginning of period		455,932		502,629		(46,697)	3,864		502,629
Cash and cash equivalents at end of period	JPY	439,792	JPY	420,639	JPY	19,153	$3,727	JPY	455,932

Preparation of the Interim Consolidated Financial Statements

1	Scope of consolidation

(1)	Number of consolidated subsidiaries: 365

Major consolidated subsidiaries: NEC Electronics Corporation, NEC Personal Products Ltd.

(2)	Number of affiliated companies accounted for by the equity method: 68

Major affiliated companies accounted for by the equity method:

Nippon Electric Glass Co., Ltd. ANRITSU CORPORATION.

2	Change in scope of consolidation and affiliated companies accounted for by the equity method

(1)	Consolidated subsidiaries: 9 companies increase.

New major consolidated subsidiaries: NEC Biglobe Ltd, NEC Philips Unified Solutions.

A major deconsolidated subsidiary: NEC Compound Semiconductor Devices, Ltd.

(2)	Affiliated companies accounted for by the equity method: no change

New major Affiliated companies: Adcore-Tech Co., Ltd, Sony NEC Optiarc Inc.

Decreased companies : Hua Hong Semiconductor , Ltd, and others.

3	Accounting Standards

(1)	Valuation of Major Assets

(a)	Securities

Investments in other securities

Marketable securities:

Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders’ equity. Cost of sales for marketable securities are based on the moving average cost.

Nonmarketable securities:

Moving average cost method

(b)	Derivatives

Fair value method

(c)	Inventories

Lower of cost or market method based on the cost calculated by the following method

Finished goods

Custom-made products: Accumulated products cost method

Mass-produced standard products: First-in, first-out method (in most cases)

Work in process

Custom-made products: Specific cost method

Mass-produced standard products: Average cost method

Purchased components and raw materials:

First-in, first-out method (in most cases)

(2)	Depreciation method for fixed assets

(a)	Property, plant and equipment

Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets.

(b)	Intangible assets:

Software:

The company applies the depreciation method based on the projected sales volume to software for sale, and applies the straight-line method to software for internal use based on the estimated useful life (ranging up to 5 years).

Goodwill:

Goodwill are amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.

3 (3)   Accounting Standards for Major Reserves

(a)	Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

(b)	Accrued pension and severance costs

In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2007.

Net obligations of resulting from the adoption of applicable accounting standards have been amortized over 15 years.

Unrecognized prior service cost is amortized on the straight-line method over the average remaining service period ( mainly 14 years) of employees expected to receive benefits under the plan.

Actuarial loss is amortized on the straight-line method over the average remaining service period (mainly 12 years) of employees expected to receive benefits under the plan.

(c)	Provision for loss on repurchase of computers

Provision for loss on repurchase of computers is calculated on the basis of past experience.

(d)	Product warranty liabilities

In order to be prepared for after-sales service expenses for products, an estimated amount is calculated based on the actual past results against sales.

(e)	Provision for recycling expenses of personal computers

In order to be prepared for recycling expenses of personal computers, the Company estimates the amounts of expenses which will be accrued in the future.

(4)	Leases

The Company accounts for finance leases as assets at an amount equal to the present value of future minimum lease payments during the lease term.

(5)	Hedge Activities

(a)	Accounting for hedging activities

The Company adopts the deferred hedge accounting method for the derivative transaction in order to hedge the interest rate risk.

(b)	Hedging instruments and hedged items

To hedge the interest rate risk regarding interest expenses resulting from loans and bonds, interest rate swap agreement are utilized as hedging instruments.

(c)	Hedging policy

To hedge the interest rate risk regarding interest expense resulting from loans and bonds, interest rate swap agreements are utilized as hedging instruments.

(d)	Assessment of hedge effectiveness

The Company assesses the hedge effectiveness based on the analysis of cumulative amounts of change in cash flow and fluctuations of market price of hedged items and hedging instruments.

(6)	Other accounting issues

(a)	Accounting for consumption taxes

The Japanese consumption taxes withheld and consumption taxes paid are not included in the Consolidated Statements of Operations.

(b)	Consolidated return system

The Company adopts the consolidated return system.

4	Change in Account Policy

Accounting standard for presentation of net assets in the balance sheet

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board Statement No.5)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (Financial Accounting Standards Implementation Guidance No.8)” both issued by the Accounting Standards Board of Japan on December 9, 2005.

The amount corresponding to the conventional “Shareholders’ Equity” in the balance sheet is 1,035,034 million yen.

“Net assets” in the Balance Sheets for the interim accounting period is presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements”.

5	Cash Flow

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

Unit Million Yen	September30, 2006	September30, 2005	March31, 2006
Cash and deposit	347,815	389,452	407,865
Current marketable securities	93,037	31,509	49,027
Time deposit with maturity of more than three months	(1,060)	(322)	(960)

Cash and cash equivalents	439,792	420,639	455,932

FINANCIAL INSTRUMENTS UNAUDITED)

Interim period of fiscal 2006 (as of September 30, 2006)

(1) Securities to be held until maturity with market values

(In millions of yen)

	Balance sheet amount		Market value		Difference
Bonds	JPY	612	JPY	612		—

Total	JPY	612	JPY	612		—

(2) Other securities with market values

				(In millions of yen)

	Acquisition cost		Balance sheet amount		Difference
1. Stocks	JPY	67,470	JPY	170,906		103,436
2. Bonds		—		—		—

Total	JPY	67,470	JPY	170,906		103,436

(3) Main Securities without Marketable Values

				(In millions of yen)

					Balance sheet amount
1. Shares of related companies					JPY	101,798
2. Other						83,047

Total					JPY	184,430

Interim period of fiscal 2005 (as of September 30, 2005) (1) Securities to be held until maturity with market values

		(In millions of yen)

	Balance sheet amount		Market value		Difference
Bonds	JPY	12	JPY	12		—

Total	JPY	12	JPY	12		—

(2) Other securities with market values

		(In millions of yen)

	Acquisition cost		Balance sheet amount		Difference
1. Stocks	JPY	70,159	JPY	160,987		90,828
2. Bonds		—		—		—

Total	JPY	70,159	JPY	160,987		90,828

(3) Main Securities without Marketable Values

		(In millions of yen)

					Balance sheet amount
1. Shares of related companies					JPY	104,029
2. Other						76,333

Total					JPY	180,362

FINANCIAL INSTRUMENTS(UNAUDITED)

Fiscal 2005 (as of March 31, 2006)

(1) Securities to be held until maturity with market values

(In millions of yen)

	Balance sheet amount		Market value		Difference
Bonds	JPY	611	JPY	611		—

Total	JPY	611	JPY	611		—

(2) Other securities with market values

		(In millions of yen)

	Acquisition cost		Balance sheet amount		Difference
1. Stocks	JPY	72,044	JPY	197,703		125,659
2. Bonds		—		—		—

Total	JPY	72,044	JPY	197,703		125,659

(3) Main Securities without Marketable Values

		(In millions of yen)

					Balance sheet amount
1. Shares of related companies					JPY	108,766
2. Other						68,611

Total					JPY	177,377

SEGMENT INFORMATION (UNAUDITED)

1. Business Segment Information

(In millions of Yen)

Six months ended September 30, 2006	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Revenues and operating income
Revenues
1. Customers	1,212,437	419,831	408,633	186,726	2,227,627	—	2,227,627
2. Intersegment	57,923	79,319	18,412	87,175	242,829	(242,829)	—

Total revenues	1,270,360	499,150	427,045	273,901	2,470,456	(242,829)	2,227,627

Operating expenses	1,212,602	540,114	429,519	257,829	2,440,064	(218,562)	2,221,502

Operating Income(loss)	57,758	(40,964)	(2,474)	16,072	30,392	(24,267)	6,125

(In millions of U.S. dollars)

Six months ended September 30, 2006	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Revenues and operating income
Revenues
1. Customers	10,275	3,558	3,463	1,582	18,878	—	18,878
2. Intersegment	491	672	156	739	2,058	(2,058)	—

Total revenues	10,766	4,230	3,619	2,321	20,936	(2,058)	18,878

Operating expenses	10,277	4,577	3,640	2,185	20,679	(1,852)	18,827

Operating Income(loss)	489	(347)	(21)	136	257	(206)	51

(In millions of Yen)

Six months ended September 30, 2005	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Revenues and operating income
Revenues
1. Customers	1,187,869	497,294	377,743	220,873	2,283,779	—	2,283,779
2. Intersegment	53,213	82,740	20,685	80,809	237,447	(237,447)	—

Total revenues	1,241,082	580,034	398,428	301,682	2,521,226	(237,447)	2,283,779

Operating expenses	1,192,308	596,885	409,973	296,513	2,495,679	(216,902)	2,278,777

Operating Income(loss)	48,774	(16,851)	(11,545)	5,169	25,547	(20,545)	5,002

(In millions of Yen)

Fiscal 2006	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Revenues and operating income
Revenues
1. Customers	2,653,732	1,077,062	771,625	427,415	4,929,834	—	4,929,834
2. Intersegment	106,224	173,059	44,313	171,454	495,050	(495,050)	—

Total revenues	2,759,956	1,250,121	815,938	598,869	5,424,884	(495,050)	4,929,834

Operating expenses	2,582,758	1,306,412	846,844	581,255	5,317,269	(460,270)	4,856,999

Operating Income(loss)	177,198	(56,291)	(30,906)	17,614	107,615	(34,780)	72,835

(Notes)

*	The classification of business segment is made by the type of services, characteristics and the similarities of target market.
*	Major businesses of each segment are as follows:

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support(Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE

Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

*	Unallocable operating expenses included in “Eliminations / Corporate “ for Six months ended September 30, 2006 and 2005, and Fiscal 2005 was ¥22,545 million($191 million), ¥24,981 million, ¥48,394 million, respectively.Corporate expenses include general corporate expenses andresearch and development expenses at NEC Corporation.

SEGMENT INFORMATION (UNAUDITED)

2. Geographic area segments

(In millions of Yen)

Six months ended September 30, 2006	Japan	Europe	Others	Consolidated total
Revenues from customer	1,719,020	215,209	293,398	2,227,627
Operating Income(loss)	10,007	(374)	(3,508)	6,125

	(In millions of U.S. dollars)

Six months ended September 30, 2006	Japan	Europe	Others	Consolidated total
Revenues from customer	14,568	1,824	2,486	18,878
Operating Income(loss)	85	(3)	(30)	52

	(In millions of Yen)

Six months ended September 30, 2005	Japan	Europe	Others	Consolidated total
Revenues from customer	1,780,208	217,710	285,861	2,283,779
Operating Income(loss)	1,433	(499)	4,068	5,002

	(In millions of Yen)

Fiscal 2006	Japan	Europe	Others	Consolidated total
Revenues from customer	3,825,444	494,330	610,060	4,929,834
Operating Income(loss)	66,035	2,342	4,458	72,835

*	The classification of geographic area segments is made according to the geographical distances.
*	“Europe “ consists of the business results mainly in United Kingdom, France, Netherlands, Germany, Italy, Spain.

3. Overseas sales

(In millions of Yen)

Six months ended September 30, 2006	Europe	Others	Total
Overseas sales	233,926	389,634	623,560
Consolidated sales	—	—	2,227,627

Percentage of overseas sales to consolidated sales (%)	10.5%	17.5%	28.0%

	(In millions of U.S. dollars)

Six months ended September 30, 2006	Europe	Others	Total
Overseas sales	1,982	3,302	5,284

Consolidated sales	—	—	18,878

(In millions of Yen)
Six months ended September 30, 2005	Europe	Others	Total
Overseas sales	252,050	363,260	615,310
Consolidated sales	—	—	2,283,779
Percentage of overseas sales to consolidated sales (%)	11.0%	15.9%	26.9%

(In millions of Yen)
Fiscal 2006	Europe	Others	Total
Overseas sales	554,971	789,575	1,344,546
Consolidated sales	—	—	4,929,834
Percentage of overseas sales to consolidated sales (%)	11.3%	16.0%	27.3%

*	The classification of geographic area segments is made according to the geographical distances.
*	“Europe “ consists of the business results mainly in United Kingdom, France, Netherlands, Germany, Italy, Spain.
*	“Overseas sales” represents net sales and other operating revenue of consolidated subsidiaries in countries and are as outside of Japan.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Diane Foley/ Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511